August 4, 2011
By Email: (IngramJ@sec.gov), and U.S. Mail
By Edgar
Jay Ingram, Esq.
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited Post-Effective Amendment No. 7 to Form-1 on Form F-3 Filed July 11, 2011 File No. 333-153796
Dear Mr. Ingram:
I am writing on behalf of Asia Pacific Wire & Cable Corporation Limited (the “Company”) in response to your letter dated July 28, 2011, with respect to the above-referenced Post-Effective Amendment No. 7 (“PEA No.7”) and the Company’s registration statement on Form F-1 to which it relates (such registration statement as amended from time to time is herein referred to as the “Registration Statement”).
The Division has inquired as to whether, during the period subsequent to April 1, 2011, any offers or sales were made pursuant to the prospectus (the “Prospectus”) contained in the Registration Statement, as amended most recently by Post-Effective Amendment No. 6 to Form F-1 effective as of October 6, 2010.
The holders of the common shares that are registered securities covered by the Registration Statement are Pacific Electric Wire & Cable Company Limited (“PEWC”) and MSD Credit Opportunity Master Fund, L.P. (“COF”), as the assignee of SOF Investments, L.P. (“SOF”). We have inquired of, and confirmed with, each of PEWC and COF (on behalf of itself and on behalf of SOF) that none of those parties has made any offers or sales of common shares of the Company pursuant to the Prospectus during the time period in question.
In addition, we have inquired of, and confirmed with, ComputerShare, the Company’s U.S. transfer agent and Appleby Management (Bermuda) Ltd., the Company’s Bermuda resident secretary and Bermuda transfer agent, that none of PEWC, COF or SOF has communicated to either transfer agent that it has made, or offered to make, any sales of common shares of the Company during the time period in question. The Company and its management acknowledge

Jay Ingram, Esq.
August 4, 2011

that they are responsible for the accuracy and adequacy of all disclosures made in the Registration Statement and each post-effective amendment thereto.
Please note that COF obtained its shares by way of an assignment from SOF, its affiliate. SOF initially acquired 2,766,154 common shares of the Company from Sino-JP Fund Co., Ltd. on June 28, 2007 in consideration for a purchase price of $11,756,154.50. On that same day, the Company entered into a shareholders agreement with SOF and PEWC. On March 27, 2009, SOF sold 1,410,739 common shares, constituting 51% of the common shares held by it, to PEWC in consideration for a purchase price of $6,557,149. On that same day, the Company entered into an Amended and Restated Shareholders Agreement with PEWC and SOF. COF has executed a Shareholders Joinder to such Amended and Restated Shareholders Agreement. The foregoing information is disclosed in PEA No. 7 in the section captioned “Selling Shareholders”.
On behalf of the Company, we acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
On behalf of the Company, we respectfully request acceleration of the effectiveness of PEA No.7 on the earliest practicable date following the submission of this response. The Company and its management wish to confirm they are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Company’s Registration Statement.
Please do not hesitate to contact the undersigned if you have any further questions with regard to this matter.
Sincerely yours,
Michael J. Hagan

cc:	Jessica S. Kane, Esq. Mr. Frank Tseng